CARDIUM THERAPEUTICS, INC.

12255 El Camino Real, Suite 250

San Diego, California 92130

April 25, 2013

VIA EDGAR

Mr. Jeffrey P. Riedler, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Cardium Therapeutics, Inc. Preliminary Proxy Statement on Schedule 14A Filed April 16, 2013 File No. 001-33635

Mr. Riedler:

This letter constitutes Cardium Therapeutics, Inc.’s response to the staff of the Division of Corporation Finance’s correspondence dated April 25, 2013, with respect to our Preliminary Proxy Statement referenced above.

We have prepared this letter to facilitate your review. Set forth below is a copy of the comments from the staff’s letter and our corresponding response. Concurrently with the filing of this letter we have filed a Preliminary Revised Proxy Statement reflecting the changes described below.

Proposal 5—Approval of a Reverse Split to Effect a Reverse Stock Split…, page 19

1.	We note your disclosure that, in connection with the reverse split, you do not intend to change the number of shares of common stock authorized, resulting in additional authorized but unissued shares that can be used to meet your future strategic and operating needs. Please disclose whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any of the additional authorized but unissued shares. If such plans exist, please disclose all material information.

In response to the staff’s comment, we have amended our disclosure as follows (new text is underlined):

If Proposal 4 and Proposal 5 are approved by stockholders, the Company would seek to complete the second closing of the April 2013 registered direct offering in order to receive the additional gross proceeds of $1,656,000 as agreed, and as considered important by both the Company and its listing exchange to support ongoing operations. The approval

Mr. Jeffrey P. Riedler, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

April 25, 2013

of this Proposal 5 would also apply to the Preferred Stockholders. Accordingly, if Proposal 4 and 5 are approved, not only would the Company be enabled to receive the additional $1,656,000 in proceeds from the April 2013 financing, but the number of shares of common stock issuable to holders of Preferred Stock acquired in connection with the April 2013 registered direct offering would be subject to a downward share number adjustment as a result of the reverse stock split, and the conversion price under which Preferred Stock was convertible into common stock would be subject to an upward conversion price adjustment. In particular, the non-voting Preferred Stock, each share of which was purchased for $1,000.00, is currently convertible into 10,989 shares of voting common stock, at a conversion price of $0.091 per share, subject to adjustment as previously reported in connection with the April 2013 offering. If Proposals 4 and 5 and both approved, and the corresponding reverse stock split is effected in order to satisfy the second closing with gross proceeds to the Company of $1,656,000, each share of Preferred Stock acquired in connection with the April 2013 offering – including both the original Preferred Stock acquired on April 9, 2013 and newly-acquired shares – would only be convertible into 1/20 th of those shares of common stock, or approximately 549 shares of common stock per $1,000 face value share of Preferred Stock, with the conversion price being 20-times higher at $1.82 per share, subject to adjustment.

* * * *

Proposal 6—To Approve an Amendment to the Company’s Amended and Restated Articles of Incorporation…, page 30

2.	Please disclose whether you currently have, or do not have, any plans, arrangements or understandings, written or oral, to issue any of the additional authorized but unissued shares if Proposal 6 is approved. If such plans exist, please disclose all material information.

In response to the staff’s comment, we have amended our disclosure as follows (new text is underlined):

This proposal is to approve the amendment to the Company’s Certificate of Incorporation – if and only if Proposal 5 related to the reverse stock split is NOT approved – in order to provide an alternative means for the Company to have authorized but unissued shares of common stock deemed necessary to support the Company’s future fundraising and liquidity requirements. The Company does not have any current arrangements or understandings to issue additional authorized but unissued shares other than the agreement related to the April 2013 registered direct offering which is the subject of Proposals 4 and 5, and this Proposal 6 would not be entered if Proposal 5 is approved. But if Proposals 4 and 5 are not

Mr. Jeffrey P. Riedler, Assistant Director

U. S. Securities and Exchange Commission

Division of Corporation Finance

April 25, 2013

approved, the Company would plan to seek additional financings as needed to support its ongoing operations. The amendment would NOT be entered if Proposal 5 related to the reverse stock split is approved by stockholders. The amendment does not approve any issuance of shares of common stock, and no stockholder approval for such issuances is required or being sought.

* * * *

With respect to our filings, the company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your assistance in this matter. Please call me at (858) 436-1040 or Jamie Mercer of Sheppard Mullin Richter & Hampton LLP, outside counsel at (858) 720-7469 if you have any questions, or if we can be of any assistance.

Sincerely,

/s/ Dennis Mulroy

    Chief Financial Officer